Exhibit 8.1

Tax Opinion of Igler & Dougherty, PA

(IGLER & DOUGHERTY LETTERHEAD)

                    , 2006

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

Bristol Bank

1493 Sunset Drive

Coral Gables, Florida 33143

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the proposed merger (the “Merger”) of Bristol Bank (“Bristol”) with and into Bank of Florida (“BOF”), pursuant to the terms of that certain Agreement and Plan of Merger by and among Bancshares of Florida, Inc. (“Bancshares”), Bristol and BOF dated as of the      day of February, 2006 (the “Merger Agreement”).

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable federal laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and representations made to us by officers of Bancshares, Bristol and BOF, in each case without independent verification thereof. With the consent of Bancshares, Bristol and BOF, we have relied on the accuracy and completeness of such statements and representations, either in certificates that have been requested by us or otherwise and have assumed that such statements and representations will be complete and accurate as of the effective time of the Merger. In addition, for purposes of this opinion, we have assumed that seventy percent (70%) of the total consideration to be paid to the Bristol shareholders in exchange for Bristol Common Stock in the Merger will be in the form of Bancshares Common Stock and that the shares of the Bristol Common Stock constitute capital assets in the hands of each holder thereof.

Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(1)	the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

(2)

no gain or loss will be recognize by the shareholders of Bristol to the extent they receive only shares of Bancshares Common Stock in exchanged for their shares of Bristol Common Stock pursuant to the terms of the Merger Agreement;

(3)

on their sole receipt of cash for any whole shares or in lieu of fractional shares, the shareholders of Bristol will recognize gain or loss in an amount equal to the difference between the cash received and the basis of the whole or fractional shares of Bristol Common Stock exchanged;

(4)

on their receipt of a combination of cash and shares of Bancshares Common Stock in exchange for their shares of Bristol Common Stock, the shareholders of Bristol will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair market value of the Bancshares Common Stock received, plus any cash received, over the basis in their Bristol Common Stock), or (b) the amount of cash received;

(5)

the tax basis of the Bancshares Common Stock received in the Merger will be equal to the tax basis of the exchanged Bristol Common, decreased by the amount of cash received and increased by the amount of any gain recognized; and

(6)

the holding period for Bancshares Common Stock received in the exchange, as well as any fractional share of Bancshares Common Stock received in the Merger and then surrendered for cash, will include the period during which the shareholder held his or her Bristol Common Stock.

No opinion is expressed with respect to any of the following:

(i)	The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii)	The state, local or foreign tax consequences of any aspect of the Merger; or

(iii)

The federal income tax consequences of any aspect of the Merger to holders of Bristol Common Stock who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers, or to holders of warrants or options to purchase Bristol Common Stock, if any, which are exchanged for Bancshares Common Stock.

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

We are licensed to practice law only in the State of Florida. We express no opinion as to the law of any jurisdiction other than the laws of the State of Florida and of the United States of America. We assume no obligation to advise you of any events that occur subsequent to the date of this opinion.

This opinion is provided solely to Bristol for the purposes of complying with the Merger Agreement and may not be relied upon or quoted in whole or in part or otherwise referred to in any report or documents or furnished to any person or entity, other than Bristol.

Furthermore, we are required under IRS Circular 230 to advise you that a taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor and that this opinion (1) may not be relied upon or used by a taxpayer for the purpose of avoiding penalties that may be imposed on the taxpayer under the Code, and (2) has been written to support the promotion or marketing of the transaction(s) or matter(s) addressed herein.

                                Sincerely,

                                Igler & Dougherty, P.A.